FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                         Form 20-F         X        Form 40-F
                                        ------                 ------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                           Yes                        No         X
                                        -------                ------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


                           Yes                        No         X
                                        -------                ------


    Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes                        No         X
                                        -------                ------

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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  ENDESA'S BOARD OF DIRECTORS HAS APPOINTED ANTON COSTAS CHAIRMAN OF THE BOARD
              IN CATALONIA AND JOSE LUIS OLLER CUSTOMER OMBUDSMAN

o Anton Costas had been ENDESA's Customer Ombudsman since this post was created in September 2001.

o Jose Luis Oller had been a member of ENDESA's Board of Directors until the company's Shareholders' Meeting held on 27 May when, having completed the maximum two-year period set out in the company's Articles of Association, he relinquished his seat.

Madrid, 28 June 2005 - At its meeting today, ENDESA's (NYSE:ELE) Board of Directors agreed to appoint Anton Costas Comesana as Chairman of the Board in Catalonia and Jose Luis Oller Arino as ENDESA's Customer Ombudsman.

Anton Costas had been Customer Ombudsman since September 2001, when ENDESA became the first and only Spanish energy company to set up this role to liaise between the company and its clients. During his tenure, Professor Costas set up the office and the team which carries out this role, fulfilled the department's objectives and presented the Company with various measures to improve customer service, helping to strengthen ENDESA's commitment to the quality of its service.

Born in Vigo, Anton Costas is an Industrial Technical Engineer and Economist, and has had a long and outstanding career as a specialist analysing and evaluating the de-regulation and privatisation processes as well as regulatory reform. He is currently Professor of Economic Policies at the University of Barcelona, as well as Director of the school's Department of Economic Policies and World Economy, of its MBA programme "The Economy and Regulation of the Public Network Services: Energy, Telecommunications, Water and Transport" and of the Economic Regulation and Public Policies Research Centre.

Jose Luis Oller joined ENDESA's Board of Directors in 1997. At the most recent Shareholders' Meeting held on 27 May, having completed the maximum two-year period set out in the company's Articles of Association, he relinquished his seat.

During the eight years he was on the company's board, ENDESA has positioned itself as Spain's leading electricity utility, strengthened its international presence both in Europe and Latin America and registered significant growth in its key financial and operating figures.

Born in Barcelona, Jose Luis Oller is a Doctor of Economics and has been CEO of the Barcelona Stock Exchange, of the Financial Futures Market, of GDS and General Director of Economy for the Catalonia regional government. He is a member of the board of trustees of the Fundacion del Circulo de Economia (Economics Society Foundation).

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ENDESA, S.A.

Dated: June 29th, 2005        By: /s/ David Raya
                                 --------------------------------------
                              Name: David Raya
                              Title: Manager of North America Investor Relations